VIA FACSIMILE: (202) 772-9210

December 13, 2005

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Mr. Eric C. McPhee
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:  Sonesta Beach Resort Key Biscayne

Dear Mr. Gordon and Mr. McPhee,

I have received you letter of November 21, 2005, and I appreciated the time Mr. McPhee took to discuss and clarify the comments during our telephone conversation on December 2, 2005. The answers below are in the same sequence as the comments in your letter.

1.	Remaining basis in current hotel assets.

Even though Sonesta has a continuing interest in the new condo hotel to be created, it did sell the existing hotel, rather than abandon it. At the closing in April 2005, Sonesta received $60 million in non-refundable proceeds. Because the development process will take time, the parties to this transaction agreed Sonesta could continue to operate the hotel until such time that the construction of the new hotel could begin. If Sonesta would have made the same exact deal but closed the hotel right after the transfer/sale, it is obvious that the remaining basis in the assets (currently approximately $30 million) should have reduced the $ 60 million proceeds received in April 2005. While there is still uncertainty regarding the entire project moving forward, we will continue to operate the hotel and depreciate the assets over their original estimated lives. Once we have sufficient sales of condos to secure construction financing, and the project is certain to move ahead, we will remove the remaining basis from our assets, and reduce the finance liability recorded on our balance sheet.

Mr. Daniel L. Gordon
Mr. Eric C. McPhee
Securities and Exchange Commission
December 13, 2005

2.	Fair value of assets transferred.

Sonesta’s position is that even though our continuing interest in the development partnership is in the form of a 50% equity interest in the partnership, Sonesta’s economic interest is a profit participation in a new value to be created in the new condominium hotel project by our partner, Fortune International. As such, Sonesta values its interest based on the (non refundable) proceeds of approximately $60 million received in April 2005. Even though we participate in certain major decisions, we are a limited partner, and Fortune, as general partner, is responsible for making this project a success. Any and all additional proceeds to Sonesta are dependent on a number of variables in the development process, including approval of designs of the building(s), sufficient sales of condominium units at prices sufficient to cover all costs, the ability to secure financing and the ability to bring in the development at a certain cost. All of these variables are uncertain, and out of Sonesta’s control. Therefore, we intend to recognize any additional value in excess of the $60 million received only when realized in cash.

I am available to further discuss these matters with you, of course. I can be reached directly at 617-421-5444.

I acknowledged that Sonesta International Hotels Corporation is responsible for the adequacy and accuracy of the disclosures in its filings. Any comment from SEC staff or changes to the disclosures in responses to staff comments do not foreclose the Commission from taking any action with respect to the filings and we will not assert staff comments as a defense in any proceedings initiated by The Securities and Exchange Commission or any other person under the federal security laws of the United States.

With kindest regards,

Boy van Riel

BVR/mac